UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

Destiny Media Technologies Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

25063G 20 4

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,578,700

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,578,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,578,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,578,700

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,578,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,578,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aaron Edelheit

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

16,300

6.	SHARED VOTING POWER

4,578,700

7.	SOLE DISPOSITIVE POWER

16,300

8.	SHARED DISPOSITIVE POWER

4,578,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,578,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the “Common Stock”) of Destiny Media Technologies Inc. (“Issuer”) beneficially owned by the Reporting Persons identified below as of January 9, 2008 and amends and supplements the Schedule 13G filed on August 10, 2007 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Sabre Value Fund LP (the “Fund”).
•	Sabre Value Advisors LLC (“Sabre Advisors”).
•	Aaron Edelheit (“Mr. Edelheit”).
ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Fund owns 4,578,700 shares of Common Stock, which is comprised of (a) 3,078,700 shares of Common Stock, and (b) warrants exercisable for 1,500,000 shares of Common Stock.

Sabre Advisors, as the general partner of the Fund, beneficially owns the shares of Common Stock held by the Fund.

Mr. Edelheit, as the managing member of Sabre Advisors, is deemed to beneficially own the shares of Common Stock beneficially owned by Advisors, and an additional 16,300 shares of Common Stock that he owns personally, for a total of 4,595,000 shares of Common Stock.

Collectively, the Reporting Persons beneficially own 4,595,000 shares of Common Stock.

(b)	Percent of Class:

Each of the Fund’s and Sabre Advisors’ beneficial ownership of 4,578,700 shares of Common Stock represents 8.9% of all of the outstanding shares of Common Stock.

Mr. Edelheit’s beneficial ownership of 4,595,000 shares of Common Stock represents 8.9% of all of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 4,595,000 shares of Common Stock represents 8.9% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Mr. Edelheit has the sole power to vote or direct the vote of the 16,300 shares of Common Stock that he owns personally.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to vote or direct the vote of the 4,578,700 shares of Common Stock held by the Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Edelheit has the sole power to dispose or to direct the disposition of the 16,300 shares of Common Stock that he owns personally.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to dispose or direct the disposition of the 4,578,700 shares of Common Stock beneficially held by the Fund.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	January 11, 2008

SABRE VALUE FUND LP
By: Sabre Value Advisors LLC, as General Partner

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

SABRE VALUE ADVISORS LLC

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

/s/ Aaron Edelheit
Aaron Edelheit